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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             Applied Innovation Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                   037916 10 3
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                                 (CUSIP Number)

                            Curtis A. Loveland, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                               Columbus, OH 43215
                                 (614) 227-2004
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 037916 10 3
Page 2 of 5


1.       Names of Reporting Persons:   Gerard B. Moersdorf, Jr.
         S.S. or I.R.S. Identification No. of Above Persons (entities only):

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [ ]
                  (b)      [x]

3.       SEC Use Only:

4.       Source of Funds:  N/A

5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):

                  [ ]

6.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power:  5,774,129 shares

8.       Shared Voting Power:  0 shares

9.       Sole Dispositive Power:  3,466,250 shares

10.      Shared Dispositive Power:  0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:  5,774,129 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [x]  (see footnote * below)

13.      Percent of Class Represented by Amount in Row (11):   37.9%

14.      Type of Reporting Person:  IN


* Gerard B. Moersdorf, Jr. expressly disclaims beneficial ownership of 2,121,716 shares held by his former spouse, Linda S. Moersdorf, and 1,063 shares held in Linda S. Moersdorf's IRA.



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CUSIP No. 037916 10 3
Page 3 of 5


ITEM 1. Security and Issuer

         This statement relates to the common shares, $.01 par value, of Applied Innovation Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 5800 Innovation Drive, Dublin, Ohio 43016.

ITEM 2. Identity and Background

         (a) Name of Persons Filing: Gerard B. Moersdorf, Jr. (sometimes referred to as the "Reporting Person")

         (b)      Address of Principal Business Office, or, if none, Residence:
                  5800 Innovation Drive, Dublin, Ohio 43215

         (c)      Present occupation: Chairman of the Board of Issuer

         (d)      Criminal convictions: Not applicable

         (e)      Civil proceedings: Not applicable

         (f)      Citizenship: Mr. Moersdorf, Jr. is a United States Citizen


ITEM 3. Source and Amount of Funds or Other Consideration

         No Amendment.

ITEM 4. Purpose of Transaction

         No Amendment.

ITEM 5.  Interest in Securities of the Issuer

         (a) Reporting Person beneficially owns 5,774,129 shares of the Issuer's Common Stock, representing 37.9% of the Issuer's outstanding Common Stock.

         (b) Reporting Person has sole power to vote 5,774,129 shares of the Issuer's Common Stock and has the sole power to dispose of 3,466,250 shares of the Issuer's Common Stock.

         (c) On November 22, 2004, Reporting Person gifted 3,000 shares of Issuer's common stock.

                  On February 14, 2005, Reporting Person acquired 10,000 shares of Issuer's common stock upon the exercise of stock options.

                  On July 22, 2005, Reporting Person sold the following amounts of shares of Issuer's common stock in open market transactions affected through McDonald



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CUSIP No. 037916 10 3
Page 4 of 5


                  Investments Inc.: 1,600 shares at a price of $4.8012 per share; 1,200 shares at $4.8017 per share; and 42,000 shares at a price of $4.8036 per share.

                  On July 25, 2005, Reporting Person sold 2,200 shares of Issuer's common stock at an average price of $4.8059 per share in open market transactions affected through McDonald Investments Inc.

                  On July 26, 2005, Reporting Person sold 700 shares of Issuer's common stock at an average price of $4.80 per share in open market transactions affected through McDonald Investments Inc.

                  On July 27, 2005, Reporting Person sold 600 shares of Issuer's common stock at a price of $4.8028 per share in open market transactions affected through McDonald Investments Inc.

                  On July 28, 2005, Reporting Person sold 8,600 shares of Issuer's common stock at a price of $4.7994 per share in open market transactions affected through McDonald Investments Inc.

                  On July 29, 2005, Reporting Person sold 1,520 shares of Issuer's common stock at a price of $4.7645 per share in open market transactions affected through McDonald Investments Inc.

                  On August 1, 2005, Reporting Person sold 500 shares of Issuer's common stock at a price of $4.75 per share in open market transactions affected through McDonald Investments Inc.

                  On August 8, 2005, Reporting Person sold 91,080 shares of Issuer's common stock at a price of $4.15 per share in open market transactions affected through McDonald Investments Inc.

         (d)      N/A.

         (e)      N/A.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         No Amendment.

ITEM 7.  Material to Be Filed as Exhibits

         No Amendment.



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CUSIP No. 037916 10 3
Page 5 of 5

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




DATED:  February 10, 2006                   By: /s/ Gerard B. Moersdorf, Jr.
                                                -------------------------------
                                                Gerard B. Moersdorf, Jr.